UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 June 2022
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH agrees $1.9bn acquisition of Barrette

Press Release
CRH agrees $1.9bn acquisition of Barrette Outdoor Living

CRH plc, the global leader in building materials solutions, announces that it has reached an agreement with TorQuest Partners and Caisse de dépôt et placement du Québec (CDPQ) to acquire Barrette Outdoor Living, Inc. ("Barrette"), North America's leading provider of residential fencing and railing solutions for an enterprise value of $1.9 billion1, representing an acquisition multiple of c.10x EBITDA pre-synergies.

The transaction follows the recent divestment of CRH's Building Envelope business and demonstrates the continued execution of the Group's strategy to create shareholder value through active portfolio management and the efficient allocation and reallocation of capital.

For the year ended 1 January 2022, Barrette reported profit before tax of $79 million and gross assets of $1.2 billion. The transaction will be financed through existing financial resources and subject to regulatory approval is expected to close in the second half of 2022.

Albert Manifold, Chief Executive of CRH, commented: "Barrette is an excellent addition to CRH. Our Architectural Products business has been one of our fastest growing businesses in recent years and the acquisition of Barrette complements and enhances our existing offering of sustainable outdoor living solutions in North America. It also demonstrates the continued execution of our integrated solutions strategy to create further value for our customers, our business and our shareholders. We welcome the Barrette team to CRH and look forward to working with them on the next phase of our growth and development."

1Comprising cash consideration of $1.85 billion and c.$40 million of capitalised lease liabilities.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Finance Director
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.71,000 people at c.3,200 operating locations in 28 countries. It is the largest building materials business in North America and Europe and also has regional positions in Asia. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

About Barrette
Barrette Outdoor Living empowers homeowners to bring their personal outdoor space to life - however they envision it - by providing fencing, railing, decking and complementary outdoor products that beckon people to embrace their Outside SideTM. Barrette Outdoor Living is proud to be an American manufacturer, with 14 locations throughout North America that provide outdoor products sold through specialty retailers, homecenters and lumberyards. Featuring more than 70 patents, proprietary state-of-the-art machinery and rigorous testing and control standards, Barrette Outdoor Living products are meticulously engineered, designed for flexibility and ease of installation. For more information visit www.barretteoutdoorliving.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 3 June 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary